Natcore Technology Named Industrial Partner in DOE Grant

The goal: a 22% efficient solar module, cost less than 40￠/W

ROCHESTER, N.Y., Dec. 14, 2016 /CNW/ -- Natcore Technology (TSX-V: NXT; OTCQB: NTCXF) will be the industrial partner in a $800K SunShot grant awarded to Arizona State University by the U.S. Department of Energy for a project titled “Monolithic silicon module manufacturing at < 0.40 $/W.”

ASU received the grant to develop and demonstrate technology that enables a mass-manufactured solar module that costs less than $0.40/W, is 22% efficient, has an annual degradation rate of less than 0.2%, and is warrantable for 50 years.

The SunShot Initiative funds cooperative research, development, demonstration, and deployment projects by private companies, universities, state and local governments, nonprofit organizations, and national laboratories to drive down the cost of solar electricity. Its projects are intended to show a path toward commercialization, hence the partnership between universities, private companies and national laboratories. The National Renewable Energy Laboratory (NREL) is also a partner in this grant.

Natcore was selected for this project because it has all the tools needed for complete n/p or p/n homojunction silicon solar cell fabrication, either with standard top/bottom contacts or all-back-contact configurations. The latter capability also applies to any silicon heterojunction structures that may be investigated in the proposed project. The project gives Natcore access to measurement and diagnostic tools for cell and module characterization, as well as to manufacturing quality control expertise and monitoring systems.

Natcore, through its Science Advisory Board and its own two-party agreements, has direct connections with two leading international manufacturers of integrated flex circuit materials that will enable all-back-contact cells to be integrated into full 60-cell panels with a significant reduction in cell to module (CTM) losses.

Dr. Dennis Flood, Natcore’s co-founder and Chief Technology Officer, and one of the authors of the grant proposal, will be responsible for evaluating the manufacturability of the new flex-circuit-based interconnection schemes implemented by ASU, including determining cell-to-flex-circuit alignment tolerances, evaluating suitable handling and alignment technologies, and tracking the throughput of all module assembly steps. Natcore will commit $25,000 in cost share to this project for this effort at the rate of one month per year (between two scientists).

“This grant will provide Natcore with considerable help with testing, evaluation, cost analysis, etc., at no cost other than in-kind contributions,” says Dr. Flood. “For example, ASU will measure cell-to-module (CTM) energy loss on cells that are made in our Rochester lab.”

“The CTM figure is a critical component of a solar cell’s bottom-line value in the marketplace,” says Chuck Provini, Natcore president and CEO. “Currently CTM losses average from 8% to 10%. We believe that our all-back-contact structure will lower that loss almost to zero. So any panel manufacturer who uses cells made with our technology will in effect be getting that much more energy at no extra cost.”

“We are in good company with this grant,” adds Provini. “We have a significant opportunity with this that can help us with other interactions as well. We have an integral role very early and can have an even bigger one later if we want. The ASU team wants to come to Rochester soon after the first of the year, and wants to work through us with our substrate resource.”

Natcore will own any intellectual property for putting the laser-processed back contacts on the cells.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry.

Specifically, the company is advancing applications in laser processing, black silicon and quantum-dot solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted and 34 pending), Natcore is on the leading edge of solar research. www.NatcoreSolar.com.

Statements herein other than purely historical factual information, including statements relating to revenues or profits, or Natcore’s future plans and objectives, or expected sales, cash flows, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Natcore’s business, including risks inherent in the technology history. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, Natcore expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact: Chuck Provini
          585-286-9180
          Info@natcoresolar.com

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SOURCE Natcore Technology

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CO: Natcore Technology

CNW 09:00e 14-DEC-16